UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endou
Name:	Toshinao Endou
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Shelf Registration Supplemental Documents Filed in Japan

This document is an English translation of excerpts from the risk factor disclosure included in the Shelf Registration Supplemental Documents filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on January 20, 2023 (the “Shelf Registration Supplemental Documents”).

The Shelf Registration Supplemental Documents have been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Shelf Registration Supplemental Documents contain updates to prior disclosures filed by MUFG in Japan and discuss selected recent developments in the context of those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2022 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Shelf Registration Supplemental Documents. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2022 filed in Japan on June 27, 2022, and our quarterly securities report for the six months ended September 30, 2022 filed in Japan on November 29, 2022. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Shelf Registration Supplemental Documents.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in October 2022 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to low interest rates in Japan, an increase in net valuation losses on debt securities due to a rise in foreign currency (such as U.S. dollar) interest rates, and an increase in our funding costs.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and geopolitical conflicts)

•  Health pandemics, natural disasters, conflicts, terrorism, geopolitical conflicts and ensuing economic sanctions may result in disruptions to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in October 2022. These risk events include risk events of general applicability.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism, geopolitical conflicts and ensuing economic sanctions, political and social conflicts, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business, although we work to strengthen our operational resilience (a comprehensive ability to continue critical operations in the event of a disruption such as a conflict, terrorism (including cyber terrorism), or natural disaster) by establishing a business continuity framework based on the regulations of each relevant jurisdiction and testing through training and other measures.

Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.

7.	Risks relating to the sale of MUFG Union Bank, N.A.

On December 1, 2022, MUFG and MUFG Bank (the Bank) completed the transfer of all shares in MUFG Union Bank, N.A. (MUB), which were owned through MUFG Americas Holdings Corporation, the Bank’s U.S. subsidiary, to U.S. Bancorp (USB) (the Share Transfer).

The Bank and USB have entered into a Transitional Service Agreement (TSA) and a Reverse Transitional Service Agreement (RTSA) with an aim for both companies to be able to collaborate to smoothly continue MUB’s customer transactions by MUB and/or the Bank even after the Share Transfer and to provide even higher quality financial services. The provision of services under the TSA and the RTSA requires implementation of multiple complex measures in a short period of time and, especially with respect to systems, requires, among other things, provision of assistance to USB in integrating certain systems and preparation for sharing certain systems with USB. These requirements impose various burdens on us. In case such burdens on us prove to be greater than currently expected due to unanticipated future developments, our business strategies, financial condition and results of operations may be adversely affected.

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